NEWS RELEASE

Commences Phase II Vanadium Resource Expansion Program - Commences Preparations for End of Labrador Uranium Moratorium

Dated: July 15th, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce the commencement of Phase II of the vanadium resource expansion program on the Central Mineral Belt (CMB) Project in Labrador.  The program has been planned with the goal of significantly adding pounds of vanadium to the existing resource without further drilling.  Phase I consisted of sampling the core at the core storage facilities in Goose Bay, Labrador and Phase II consists of sampling core at Crosshair’s Armstrong Camp in central Labrador.

The current NI 43-101 resource contains not only uranium, but a significant vanadium component.  Given the fact that the previous drill programs on the CMB Project focused exclusively on uranium, most holes were only sampled where uranium was encountered.  For this reason, approximately 3,600 metres (m) of existing core needed to be sampled and assayed for vanadium.  1,979 m has already been assayed and previously reported (refer to website for results).

Phase II of the vanadium resource expansion program consists of sampling approximately 1,700 m of core.  An updated National Instrument 43-101 resource estimate will be carried out following the completion of Phase II.

Refurbishment of Armstrong & Kanariktok Camps

With the 3 year Moratorium on Uranium Mining and Milling put in place by the Nunatsiavut Government in March 2008 set to expire in spring 2011, Crosshair is refurbishing both the Armstrong and Kanariktok Camps in order to carry out a 2011 summer exploration program.

“We are confident that when the uranium moratorium expires in March of next year, it will not be renewed,” says Mark Morabito, Executive Chairman of Crosshair.  “We are gearing up for an exciting 2011 summer program and will continue from where we left off in 2008."

The Armstrong Camp is located on the CMB Property on the C Zone – Armstrong Corridor, which is a 4.5 kilometre (km) long corridor that contains the C Zone, Area 1 and Armstrong NI 43-101 Resources.  All three resource areas contain an indicated resource of 5.19 million pounds of uranium (6.92 million tonnes at 0.034% U3O8) and an additional inferred resource of 5.82 million pounds of uranium (8.17 million tonnes at 0.032% U3O8).  Connecting the three areas will be the focus of drill programs moving forward.

The Armstrong Camp can accommodate 60 (sixty) people and can be operated year round.  The camp is fully integrated to the head office with wireless internet.

The Kanariktok Camp is located next to the Two Time Zone, which is a joint venture with Silver Spruce Resources.  Crosshair controls 60% of the deposit, which contains an NI 43-101 indicated resource of 2.33 million pounds of uranium (1.82 million tonnes at 0.058% U3O8) and an additional inferred resource of 3.73 million pounds of uranium (3.16 million tonnes at 0.053% U3O8).  The resource is open for expansion in all directions.  This Camp can accommodate up to 50 people.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production.  The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

Crosshair’s exploration work on the CMB Project in supervised by Stewart Wallis, P.Geo., a member of the Professional Engineers and Geoscientists of BC, the President and CEO of Crosshair and a Qualified Person as defined by NI 43-101.  Mr. Wallis has reviewed the technical information contained in this news release.

For more information on Crosshair and its properties, please visit the website at: www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
Executive Chairman

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.
National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.